FORM 4
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*/ 2. Issuer Name and Ticker              / 6. Relationship of Reporting Person(s) to Issuer
                                        /    or Trading Symbol                   /    (Check all applicable)
                                        /                                        /
                                        /                                        /    ___  Director             X   10% Owner
                                        /                                        /    ___  Officer             ___  Other
                                        /                                        /         (give title below)       (specify below)
Atlas II, LP                            /  Student Advantage, Inc. ("STAD")      /
                                        /                                        /
----------------------------------------/----------------------------------------/--------------------------------------------------
(Last)        (First)       (Middle)    / 3. IRS or           / 4. Statement for / 7. Individual or Joint/Group Filing
                                        /    Social Security  /    (Month/Year)  /    (Check Applicable Line)
                                        /    Number of        /                  /
630 Fifth Avenue, 20th Floor            /    Reporting Person /      06/02       /    ___ Form filed by one Reporting Person
----------------------------------------/                     /------------------/
(Street)                                /                     / 5. If Amendment, /     X  Form filed by more than One
                                        /                     /    Date of       /        Reporting Person
                                        /                     /    Original      /
New York,               NY     10100    /                     /    (Month/Year)  /
--------------------------------------- /                     /                  /
(City)                (State)  (Zip)    /                     /                  /
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



                           TABLE I - NONDERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title     /2.Trans-    /3.Transaction /  4. Securities Acquired (A)      /   5. Amount of      /6. Ownership   / 7. Nature of
   of        /  action    /     Code     /     or Disposed of (D)           /      Securities     /   Form:       /    Indirect
  Security   /  Date      /  (Instr. 8)  /     (Instr. 3,4 and 5)           /      Beneficially   /   Direct (D)  /    Beneficial
  (Inst.3)   /(Mo/Day/Yr) /-------------------------------------------------/      Owned at End   /   or          /    Ownership
             /            / Code  /  V   /  Amount     /(A) or (D)/  Price  /      of Month       /   Indirect(I) /    (Instr.4)
             /            /       /      /             /          /         /     (Inst. 3 and 4) /   (Instr.4)   /
====================================================================================================================================
Common Stock   06/25/02      P             145,586          A       $1.90                               D(1)              N/A
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Common Stock   06/28/02      P               4,830          A       $2.076         377,116              D(1)              N/A
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Common Stock   06/04/02      P               5,000          A       $1.80                               D(2)              N/A
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Common Stock   06/05/02      P              17,000          A       $1.759                              D(2)              N/A
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Common Stock   06/06/02      P              20,000          A       $1.60                               D(2)              N/A
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Common Stock   06/07/02      P               3,000          A       $1.60                               D(2)              N/A
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Common Stock   06/20/02      P              10,000          A       $2.00          451,190              D(2)
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).



                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.          / 2.      /3.       /4.      /5.          /6.               /7.             /8.      /9.      /10.     / 11.
Title of    / Con-    /  Trans- / Trans- / Number of  /      Date       /   Title and   / Price  / Number / Owner- /  Nature
Derivative  / version / action  / action / Derivative /   Exercisable   /   Amount of   /   of   /   of   /  ship  /    of
Security    /   or    / Date    / Code   / Securities /       and       /   Underlying  / Deriv- / Deriv- / form of/  Indirect
(Instr. 3)  / exercise/ (Mo.    /(Inst.8)/ Acquired   /   Expiration    /   Securities  / ative  / ative  / Deriv- /  Beneficial
            / Price of/  Day    /        / (A) or     /      Date       /  (Instr. 3,4) / Secu-  / Secu-  / ative  /  Ownership
            /   of    /  Year)  /        / Disposed   /(Month/Day/Year) /               / rity   / rities / Secu-  /
            / Deriv-  /         /        / of (D)     /                 /               /(Inst.4)/ Benefi-/ rity:  /
            / ative   /         /        /(Inst.3,4,5)/                 /               /        / cially / Direct /
            / Secu-   /         /--------/------------/-----------------/---------------/        / Owned  / (D)    /
            / rity    /         /Code/ V / (A)  / (D) / Date   /  Expir-/ Title /Amount /        / at End /Indirect/
            /         /         /    /   /      /     / Exer-  /  ation /       / or    /        / of     / (I)    /
            /         /         /    /   /      /     / cisable/  Date  /       /No. of /        / Month  /(Inst.4)/
            /         /         /    /   /      /     /        /        /       /shares /        /(Inst.4)/        /
====================================================================================================================================

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====================================================================================================================================

Explanation of Responses:

(1)  These securities are owned solely by Pentagram Partners, who is a member of a "group" with Atlas II, LP for purposes of Section
     13(d) of the Exchange Act.
(2)  These securities are owned solely by Atlas II, LP.

                                                                                   ATLAS II, LP


                                                                                   /s/ Richard Jacinto, II               7/8/02
                                                                                   --------------------------------     ----------
                                                                                   Richard Jacinto, II,                 Date
                                                                                   General Partner

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            JOINT FILER INFORMATION


                    NAME:  Pentagram Partners

                 ADDRESS:  630 Fifth Avenue, 20th Floor, New York, NY  10100

        DESIGNATED FILER:  Atlas II, LP

ISSUER AND TICKER SYMBOL:  Student Advantage, Inc. (STAD)

STATEMENT FOR MONTH/YEAR:  6/02

               SIGNATURE:


PENTAGRAM PARTNERS


/s/  Richard Jacinto, II                        7/8/02
___________________________             DATE_____________________
Richard Jacinto, II,
General Partner